SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2

National Holdings Corporation

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

636375206

(CUSIP Number)

Fortress Biotech, Inc.
2 Gansevoort Street, 9th Floor
New York, New York
(781) 652-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Fortress Biotech, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See ☐ Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1

1	NAME OF REPORTING PERSONS FBIO Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See ☐ Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

2

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Fortress Biotech, Inc., a Delaware corporation (“Fortress”), FBIO Acquisition, Inc., a Delaware corporation (“FBIO Acquisition”), Opus Point Partners, LLC, a Delaware limited liability company (“Opus Point”), Opus Point Partners Management, a Delaware limited liability company (“Opus Point Management”), Michael S. Weiss, a United States citizen, and Lindsay A. Rosenwald, M.D., a United States citizen (together, the “Reporting Persons”) on November 26, 2018, relating to the beneficial ownership of shares of common stock, par value $0.02 per share, of National Holdings Corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer.

This amendment to a statement on Schedule 13D relates to the shares of common stock of National Holdings Corporation, a Delaware corporation (the “Issuer”), $0.02 par value. The principal executive office of the Issuer is located at 200 Vesey Street, 25th Floor, New York, NY 10281.

Item 2. Identity and Background.

This amendment to a statement on Schedule 13D is jointly filed by the Reporting Persons.

The principal business of Fortress is acquiring, developing and commercializing novel pharmaceutical and biotechnology products. FBIO Acquisition is a wholly-owned subsidiary of Fortress that was incorporated for the purpose of acquiring shares of the Issuer in 2016. The business address of Fortress and FBIO Acquisition is 2 Gansevoort Street, 9th Floor, New York, NY 10014.

The principal business of Opus Point and Opus Point Management is providing investment management services to certain private investment funds. Opus Point is the parent company of Opus Point Management. Michael S. Weiss is a director and the Executive Vice Chairman of Fortress and a manager of Opus Point. Lindsay A. Rosenwald, M.D., is a director and the Chairman, President and Chief Executive Officer of Fortress, the President and Chief Executive Officer of FBIO Acquisition and a manager of Opus Point. The business address of each of Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald is 2 Gansevoort Street, 9th Floor, New York, NY 10014.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This amendment to a statement on Schedule 13D serves as an amendment to the Schedule 13D filed with the Securities and Exchange Commission by Fortress Biotech, Inc., FBIO Acquisition, Inc., Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald on May 9, 2016.

3

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this amendment to a statement on Schedule 13D as a result of Fortress and FBIO Acquisition’s sale of 4,027,428 shares of Issuer’s common stock to NHC Holdings, LLC, a wholly-owned subsidiary of B. Riley FBR, Inc. (“Purchase”), pursuant to a Stock Purchase Agreement (the “Purchase Agreement”) (described in Item 4 below) executed between the parties on November 14, 2018, in the second of two closings of the sale of all shares of Issuer’s common stock held by Fortress and FBIO Acquisition. Fortress and FBIO Acquisition received $13,089,141 as consideration for the sale of Issuer’s common stock in the second closing of the Purchase Agreement.

Following this sale, the Reporting Persons were completely divested of the shares of Issuer’s common stock held by Fortress and FBIO Acquisition.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended as follows:

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

On February 11, 2019, FBIO Acquisition completed the previously-announced sale of its remaining holdings of Issuer’s shares of common stock to Purchaser for $3.25 per share, pursuant to the terms of the Purchase Agreement dated November 14, 2018. Pursuant to the terms of the Purchase Agreement, Purchaser, along with two other minority purchaser designees, collectively purchased the remaining Issuer shares held by FBIO Acquisition for an aggregate price of $13,089,141. The Purchase Agreement is described in further detail below.

Stock Purchase Agreement

On November 14, 2018, Fortress, FBIO Acquisition and Purchaser entered into the Purchase Agreement, a two-closing purchase of all of Fortress and FBIO Acquisition’s shares of Issuer’s common stock for $3.25 per share. The first closing occurred on November 16, 2018, at which time Purchaser paid $9,782,675.50 to Fortress and FBIO Acquisition in exchange for 3,010,054 shares of Issuer’s common stock, equal to 24.0% of Issuer’s outstanding common stock. On February 11, 2019, Purchaser purchased the remaining 4,027,428 shares of Issuer’s common stock held by Fortress and FBIO Acquisition at the same price of $3.25 per share, for a purchase price of $13,089,141.

Item 5. Interest in Securities of the Issuer.

The descriptions of the agreements set forth in Item 4 are incorporated herein by reference. All percentages in this item are based on 12,610,545 shares of Issuer’s common stock reported outstanding as of January 18, 2019, as set forth in the Issuer’s Form 10-K/A, filed with the Securities Exchange Commission on January 28, 2019.

4

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 0 shares of Issuer’s common stock, representing 0% of Issuer’s outstanding common stock.

Fortress and FBIO Acquisition may be deemed to beneficially own 0 shares of Issuer’s common stock, representing 0% of Issuer’s outstanding common stock.

Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald may be deemed to beneficially own 522,292 shares of Issuer’s common stock, representing 4.1% of Issuer’s outstanding common stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, Issuer’s common stock owned by the Reporting Persons:

(i)	Sole power to vote or direct the vote:

None of the Reporting Persons has sole power to vote or direct the vote of the Issuer’s common stock reported herein.

(ii)	Shared power to vote or to direct the vote:

Fortress and FBIO Acquisition have shared power to vote or direct the vote of the 0 shares of Issuer’s common stock they may be deemed to beneficially own. Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald have shared power to vote or direct the vote of the 522,292 of the shares of Issuer’s common stock they may be deemed to beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

None of the Reporting Persons has sole power to dispose or direct the disposition of Issuer’s common stock reported herein.

(iv)	Shared power to dispose or to direct the disposition of:

Neither Fortress nor FBIO Acquisition has shared power to dispose or to direct the disposition of the Issuer’s common stock reported herein, except to the extent permitted by the Purchase Agreement during the term thereof. Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald have shared power to dispose or to direct the disposition of the 522,292 of the shares of Issuer’s common stock they may be deemed to beneficially own.

(c) The Reporting Persons have not engaged in any transaction in Issuer’s common stock in the past 60 days prior to execution of the Purchase Agreement.

5

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of, such securities outlined in this Report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and NHC Holdings, LLC, incorporated by reference to Exhibit 2.1 to Fortress’s Form 8-K filed with the SEC on November 20, 2018 (File No. 001-35366).

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2019

FORTRESS BIOTECH, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name: Lindsay A. Rosenwald, M.D.
Title: CEO and President

FBIO ACQUISITION, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name: Lindsay A. Rosenwald, M.D.
Title: CEO and President

7